                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For the Quarter Ended 31 March, 2002

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                      Form 20-F [X]   Form 40-F [ ]


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission
                                pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]        No  [X]


                   If "Yes" is marked, indicate below the file
      number assigned to the registrant in connection with Rule 12g3-2(b).
                                Not applicable.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ST ASSEMBLY TEST SERVICES LTD

                                                By:


                                                /s/ Tan Lay Koon
                                                -------------------------------
                                                Name  :Tan Lay Koon
                                                Title :Chief Financial Officer
                                                Date  :2 May, 2002

                                                           FOR IMMEDIATE RELEASE

EARNINGS RELEASE



                    STATS REPORTS FIRST QUARTER 2002 RESULTS

           CONSECUTIVE REVENUE GROWTH, UP 16.2% REFLECTING CONTINUING
                      IMPROVEMENT IN BUSINESS ENVIRONMENT

-  NET REVENUES OF $39.4 MILLION IN Q1 2002
-  LOSS PER ADS OF $0.27 IN Q1 2002

SINGAPORE AND MILPITAS, CALIFORNIA, MAY 2, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced results for the first quarter ended March 31, 2002.

Harry Davoody, President and Chief Executive Officer said, "Revenues in the first quarter increased 16.2% compared to the prior quarter. This is the second sequential revenue growth and confirmed our belief that our business is on the path of recovery. Taken in the context of a shorter work month in February and a seasonally weak first quarter, this was an encouraging performance and indeed a good start to 2002.

The recovery was broad based. Of the four market segments that STATS targets, we saw strength in most of them, namely broadband access, wireless and high-end digital. The only segment that continued to remain weak was the optical and networking segment.

Strategically, STATS is in a much stronger position coming out of this semiconductor industry downturn. We believe that our investment in Winstek Semiconductor Corporation ("Winstek") has positioned us to participate in the Taiwanese market and that our investment in FastRamp Test Services, Inc. ("FastRamp") has strengthened our leadership position in outsource testing business. Both investments also add incremental revenues.

Winstek continued to perform beyond initial expectations in successfully penetrating tier-one Taiwanese foundries and fabless companies. FastRamp has been well received by design houses in Silicon Valley and has allowed us to engage with our customers at the early stage of the design process."

HIGHLIGHTS OF FIRST QUARTER PERFORMANCE

Net revenues for the first quarter were $39.4 million, a decrease of 19.0% over first quarter 2001 and an increase of 16.2% over fourth quarter 2001. This increase in net revenues was due to higher unit shipments in both the test and assembly businesses, and improvement in average selling prices ("ASPs") in the assembly business despite lower ASPs in the test business.

Net loss in first quarter narrowed to $26.6 million compared to a net loss of $47.0 million in the prior quarter which included an asset impairment charge of $23.7 million for equipment write-down, prepaid leases write-down of $3.1 million, and a deferred tax benefit of $9.6 million. The net loss in the same period a year ago was $23.0 million.

Diluted loss per ADS and diluted loss per ordinary share for the first quarter was $0.27 and $0.03, respectively, compared to diluted loss of $0.23 per ADS and $0.02 per ordinary share a year ago. Diluted loss per ADS and diluted loss per ordinary share were $0.48 and $0.05, respectively, in fourth quarter 2001.

For the first quarter, revenues from our assembly business were $21.9 million or 55.5% of net revenues and test revenues were $17.5 million or 44.5% of net revenues.

Adjusted EBITDA for the first quarter increased to $2.5 million from $0.9 million in the fourth quarter 2001. Adjusted EBITDA was $7.2 million in the corresponding period a year ago. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the US and our calculation of adjusted EBITDA is not necessarily comparable to similarly titled measures of other companies in our industry.

Gross profit for the first quarter was negative $13.8 million or a gross margin of negative 35.1% compared to gross profit of negative $9.9 million or a gross margin of negative 20.4% in the corresponding quarter a year ago. Gross margin for this quarter improved from the negative gross margin of 53.4% in the prior quarter due principally to higher revenues.

Depreciation expense and cost of leasing production equipment included in cost of revenues for the first quarter was $26.8 million or 67.9% of revenues compared to $29.2 million or 86.0% of net revenues in the prior quarter. The decrease in depreciation expense and cost of leasing production equipment in this quarter was due principally to the asset impairment write-down taken in fourth quarter 2001.

First quarter operating expenses of $13.3 million were marginally higher than the $12.8 million in fourth quarter 2001 (excluding the asset impairment charge and prepaid lease write-down of $26.9 million). Operating expenses in this quarter were down from $15.5 million in the corresponding quarter a year ago because of a significant reduction in selling, general and administrative expenses.

Selling, general and administrative expenses ("SG&A") for first quarter were $9.0 million or 22.9% of net revenues compared to $8.4 million or 24.9% of revenues in the fourth quarter 2001. SG&A expenses in this quarter declined from $11.8 million or 24.4% of net revenues in the corresponding period a year ago because of the cost saving measures that STATS implemented last year.

Research and development expenses were $4.2 million for this quarter, or 10.6% of net revenues compared to $4.3 million or 12.7% of net revenues in the prior quarter.

Interest income for first quarter was offset by the interest expense resulting from the convertible notes offering in March 2002 compared to $1.9 million interest income in the corresponding period a year ago.

UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in first quarter 2002 increased 12.6% sequentially over fourth quarter 2001 and increased 14.1% over the same quarter a year ago. Unit shipments in our assembly business increased 9.2% sequentially and increased 41.6% over the same quarter a year ago. Compared to the corresponding period a year ago, the higher growth rate in unit shipments in the assembly business relative to the test business reflected our success in converting many of our test only customers to full turnkey customers.

ASPs in the test business decreased 6.4% in the first quarter compared to fourth quarter 2001 because of changes in product mix and reduction in test times as a result of engineering value added activities. ASPs in the assembly business increased 7.3% in this quarter from the prior quarter as STATS assembled more advanced packages for its customers during the quarter.

STATS continued to demonstrate its leadership in mixed-signal testing, which was again the largest contributor to our test revenues, comprising 84.5% of total test revenues in the first quarter 2002.

                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                    THREE MONTHS ENDED
                     ------------------------------------------------
                      31 DECEMBER 2001                31 MARCH 2002
TYPE OF TESTING      % OF TEST REVENUES            % OF TEST REVENUES
---------------      ------------------            ------------------
Mixed Signal                83.8                          84.5
Digital                     16.1                          15.4
Memory                       0.1                           0.1

CAPITAL EXPENDITURES

Capital expenditures during the first quarter were $34.1 million, principally for new capabilities such as wafer bumping, fine pitch wirebonders and new testers. As of March 31, 2002, the company had 267 testers and 544 wirebonders including 31 testers at Winstek and 11 testers at FastRamp.

MARKET DYNAMICS

During the quarter, the communications segment contributed 55.0% of net revenues, up marginally from the 52.3% in the prior quarter reflecting the beginning of the recovery in certain segments of this market. The consumer segment accounted for 6.1% of net revenues in the first quarter, which was about the same level as in the prior quarter. Contribution from the consumer segment in the last two quarters had increased as a percentage of net revenues since our acquisition of Winstek, reflecting the growing importance of the consumer segment and progress made by Winstek.

The United States remained our largest market by region and contributed 84.3% of first quarter revenues. Contribution from Asia increased to 11.4% of net revenues from 9.5% in the prior quarter reflecting Winstek's ongoing success in engaging tier one Taiwanese customers. Our customer base was equally balanced between integrated device manufacturers ("IDMs") and fabless customers, which contributed 44.2% and 47.9% of net revenues respectively in the first quarter.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                          THREE MONTHS ENDED
                              -------------------------------------------
                              31 DECEMBER, 2001           31 MARCH, 2002
MARKET SEGMENT                % OF NET REVENUES         % OF NET REVENUES
---------------------         -----------------         -----------------
Communications                      52.3                      55.0
Computer                            41.4                      38.9
Consumer, Industrial                 6.3                       6.1
and Others



                          REVENUES BREAKDOWN BY REGION

                                          THREE MONTHS ENDED
                              -------------------------------------------
                              31 DECEMBER, 2001           31 MARCH, 2002
REGION                        % OF NET REVENUES         % OF NET REVENUES
---------------------         -----------------         -----------------
United States                      85.8                         84.3
Europe                              4.7                          4.3
Asia                                9.5                         11.4

                       REVENUES BREAKDOWN BY CUSTOMER TYPE


                                          THREE MONTHS ENDED
                              --------------------------------------------
                              31 DECEMBER, 2001           31 MARCH, 2002
CUSTOMER TYPE                 % OF NET REVENUES         % OF NET REVENUES
---------------------         -----------------         ------------------
Foundries                            7.1                          7.9
Fabless                             46.0                         47.9
IDMs                                46.9                         44.2


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Our performance in the last two quarters has given us greater confidence that our business environment is improving. We believe our business bottomed out in the third quarter last year and we are on the path of recovery. Our key customers are also more positive about the outlook of their businesses. The recovery is also more broad based.

Based on current visibility, we expect revenues in the second quarter 2002 to be about 10% to 15% higher than the first quarter," said Harry Davoody.

Said Tan Lay Koon, Chief Financial Officer, "We expect aggregate utilization rate in the second quarter to be about 50% to 55% compared to 45% in the first quarter. While the aggregate utilization rate is expected to remain unsatisfactory, on certain high-end mixed signal test platforms and fine pitch wirebonders, we are starting to experience capacity tightness. Accordingly, we have increased our budgeted capital expenditures for 2002 to about $150 million (including $40 million at Winstek) from $100 million.

Based on current revenue expectations, we do not expect to be profitable although we continue to expect improvement in operating margins in the second quarter. The margin improvement is however expected to be modest because of the higher depreciation expense from the new capital investments and the higher materials costs associated with assembling more advanced packages. Additionally, we expect to incur net interest expense of about $2 million in the second quarter as a result of the convertible notes offering."

HIGHLIGHTS OF FIRST QUARTER 2002 ACHIEVEMENTS

STATS proudly announced during the quarter that it was named "Assembly And Test Supplier of the Year for 2001" by Analog Devices, Inc. The ADI Supplier Awards are based on a stringent supplier-rating program that focuses on key performance metrics such as cycle time, on-time delivery, yield, quality and customer service. STATS was recognized for its leadership in the assembly and test category.

STATS announced in February that Switchcore AB has chosen STATS to provide turnkey test development, assembly and final testing services. Switchcore is a Swedish-based fabless semiconductor company. It specializes in full-custom design technology, which enables speed, accessibility and high levels of functionality in single-chip networking solutions. Established in 1997, Switchcore produced the industry's first single-chip 16-port gigabit ethernet switches and routers with throughputs of 24 million packets per second.

During the quarter, STATS also completed an agreement with leading Norwegian fabless company, Chipcon AS, to provide turnkey test development, assembly and final testing services for high performance and cost-effective RF devices for the wireless communications market. Under the agreement, STATS will provide full turnkey test and assembly services for Chipcon's CC1000 devices, including the development of dedicated test program for volume testing and production.

STATS completed it's offering of US$200 million (including over-allotment) of 1.75% Convertible Notes due 2007 during the quarter. The net proceeds from the offering will be used for general corporate purposes, including to fund capital expenditures, which may include the purchase of test and assembly equipment, and acquisitions and investments.

During the quarter the company established a S$500 million Multicurrency Medium Term Note Program ("MTN Program"). Under the MTN Program, STATS may from time to time issue notes in series or tranches ("Notes") in Singapore dollar or any other currencies as may be agreed between the dealers of the MTN Program and STATS. Proceeds from the issuance of notes under the MTN Program will be used for general corporate purposes including capital expenditure, working capital and investments of STATS and its subsidiaries.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                              FOR THE THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------
                                                                2001                        2002
                                                              ---------                  ---------
Net revenues .............................................    $  48,628                  $  39,404
Cost of revenues .........................................      (58,543)                   (53,228)
                                                              ---------                  ---------
Gross loss ...............................................       (9,915)                   (13,824)
                                                              ---------                  ---------
Operating expenses:
    Selling, general and administrative ..................       11,848                      9,024
    Research and development .............................        3,523                      4,158
    Others, net ..........................................           82                        130
                                                              ---------                  ---------
       Total operating expenses ..........................       15,453                     13,312
                                                              ---------                  ---------

Operating loss ...........................................      (25,368)                   (27,136)

Other income :
    Interest income (expense), net .......................        1,890                         (9)
    Foreign currency exchange gain (loss) ................          (58)                       199
    Other non-operating income, net ......................        1,157                        461
                                                              ---------                  ---------
       Total other income ................................        2,989                        651
                                                              ---------                  ---------

Loss before income taxes .................................      (22,379)                   (26,485)
Income tax expense .......................................         (604)                      (141)
                                                              ---------                  ---------
Net loss before minority interest ........................      (22,983)                   (26,626)
Minority interest ........................................           --                         73
                                                              ---------                  ---------
Net loss .................................................    $ (22,983)                 $ (26,553)
                                                              ---------                  ---------
Other comprehensive income (loss):
    Unrealized gain on available-for-sale
    marketable securities ................................           10                        328
    Translation adjustment ...............................           --                       (391)
                                                              ---------                  ---------
Comprehensive loss .......................................    $ (22,973)                 $ (26,616)
                                                              =========                  =========

Basic net loss per ordinary share ........................    $   (0.02)                 $   (0.03)
Diluted net loss per ordinary share ......................    $   (0.02)                 $   (0.03)

Basic net loss per ADS ...................................    $   (0.23)                 $   (0.27)
Diluted net loss per ADS .................................    $   (0.23)                 $   (0.27)

Ordinary shares (in thousands) used in per ordinary
share calculation:
- basic ..................................................      987,895                    990,458
- effect of dilutive options .............................           --                         --
                                                              ---------                  ---------
- diluted ................................................      987,895                    990,458
                                                              =========                  =========

ADS (in thousands) used in per ADS calculation:
- basic ..................................................       98,790                     99,046
- effect of dilutive options .............................           --                         --
                                                              ---------                  ---------
- diluted ................................................       98,790                     99,046
                                                              =========                  =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                                   OTHER DATA
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS


                                            FOR THE THREE MONTHS ENDED MARCH 31,
                                            ------------------------------------
                                             2001                          2002
                                            ------                        ------
Adjusted EBITDA (Note 1)..........          $7,199                        $2,482


   Note 1. Defined as Net income (loss) plus depreciation and amortization, income taxes, expenses relating to prepaid leases, specific inventory write-off, prepaid leases write-off and asset impairment charges, less net interest income.

   This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002
                           IN THOUSANDS OF US DOLLARS

                                                                 DECEMBER 31,       MARCH 31,
                                                                     2001              2002
                                                                 ------------       ---------
ASSETS
Current assets:
    Cash and cash equivalents ............................        $ 115,214         $ 182,294
    Accounts receivable, net .............................           25,584            27,429
    Amounts due from ST and ST affiliates ................            1,793             1,427
    Other receivables ....................................            6,047             9,597
    Inventories ..........................................            7,262             6,861
    Marketable securities ................................            3,680             8,151
    Prepaid expenses .....................................           20,737            21,414
    Other current asset ..................................            1,067               442
                                                                  ---------         ---------
       Total current assets ..............................          181,384           257,615
Property, plant and equipment, net .......................          347,262           354,190
Marketable securities ....................................           20,121           114,675
Prepaid expenses .........................................           14,486            10,475
Goodwill .................................................            1,321             1,321
Other assets .............................................           12,004            19,072
                                                                  ---------         ---------
       Total Assets ......................................        $ 576,578         $ 757,348
                                                                  =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt ...............        $  14,045         $  14,063
    Current obligations under capital leases .............            2,564             3,432
    Accounts payable .....................................           13,692             9,664
    Amounts due to ST and ST affiliates ..................            2,473             1,048
    Accrued operating expenses ...........................           14,684            20,550
    Other payables .......................................           23,051            31,521
    Income taxes payable .................................            1,428             1,289
                                                                  ---------         ---------
       Total current liabilities .........................           71,937            81,567
Other non-current liabilities ............................            4,605             5,803
Obligations under capital leases .........................            7,689             9,532
Long-term debt, excluding current installments ...........           14,045             8,460
Convertible notes ........................................               --           200,228
                                                                  ---------         ---------
       Total Liabilities .................................           98,276           305,590
Minority interests .......................................           25,507            25,131
Shareholders' equity:

Share capital ............................................          159,961           160,091
Additional paid-in capital ...............................          387,652           387,970
Accumulated other comprehensive loss .....................           (9,941)          (10,004)
Retained deficit .........................................          (84,877)         (111,430)
                                                                  ---------         ---------
    Total Shareholders' Equity ...........................          452,795           426,627
                                                                  ---------         ---------
    Total Liabilities and Shareholders' Equity ...........        $ 576,578         $ 757,348
                                                                  =========         =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS


                                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                               -------------------------------------
                                                                                  2001                        2002
                                                                                ---------                  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ...............................................................        $ (22,983)                 $ (26,553)
Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation and amortization .....................................           24,718                     23,919
     Loss on sale of property, plant and equipment .....................               82                        131
     Gain on sale of marketable securities .............................               --                         (2)
     Exchange loss (gain) ..............................................               58                       (174)
     Minority interest in loss in subsidiary ...........................               --                        (73)
     Others ............................................................               --                        (56)
Changes in operating working capital:
     Accounts receivable ...............................................           22,100                     (1,726)
     Amounts due from ST and ST affiliates .............................            4,730                        395
     Inventories .......................................................              704                        402
     Other receivables and prepaid expenses ............................           11,664                      1,453
     Accounts payable ..................................................           (4,206)                    (3,864)
     Amounts due to ST and ST affiliates ...............................              545                     (1,421)
     Accrued operating expenses and other payables .....................          (12,952)                     4,934
                                                                                ---------                  ---------
Net cash provided by (used in) operating activities ....................           24,460                     (2,635)
                                                                                ---------                  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities ................           11,900                      1,399
Purchases of marketable securities .....................................           (8,670)                  (100,000)
Purchases of property, plant and equipment .............................          (23,812)                   (21,344)
Proceeds from sale of property, plant and equipment ....................            2,186                         --
                                                                                ---------                  ---------
Net cash used in investing activities ..................................          (18,396)                  (119,945)
                                                                                ---------                  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt ............................................           (7,366)                    (7,013)
Proceeds from issuance of convertible notes ............................               --                    195,032
Proceeds from issuance of long-term debt ...............................               --                      1,429
Proceeds from issuance of shares .......................................              504                        218
                                                                                ---------                  ---------
Net cash provided by (used in) financing activities                                (6,862)                   189,666
                                                                                ---------                  ---------

Net increase (decrease) in cash and cash equivalents ...................             (798)                    67,086
Effect of exchange rate changes on cash and
cash equivalents .......................................................             (614)                        (6)
Cash and cash equivalents at beginning of the period ...................          141,733                    115,214
                                                                                ---------                  ---------
Cash and cash equivalents at end of the period .........................        $ 140,321                  $ 182,294
                                                                                =========                  =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
      Interest .........................................................        $     767                  $     487
      Income taxes .....................................................        $     173                  $     317


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS:

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                      Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg.                             email: khorhweeeng@stats.st.com.sg



US CONTACTS:

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                    email: lavinl@statsus.com